Exhibit 99.2

BANCO ITAÚ HOLDING FINANCEIRA S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

Authorized Capital: up to 2,000,000,000 shares

Subscribed and Paid-in Capital: R$ 14,254,213,000.00 – 1,221,996,220 shares

EXTRAORDINARY GENERAL MEETING

OF AUGUST 27, 2007

On August 27, 2007 at 3:00 p.m., the stockholders of BANCO ITAÚ HOLDING FINANCEIRA S.A. met in the auditorium of the company’s registered offices at Praça Alfredo Egydio de Souza Aranha 100, in the city of São Paulo ( SP) for an Extraordinary General Meeting, convened by notices published in the newspapers, “Valor Econômico”, editions for August 8 (page C-3), August 9 (page C-1) and August 10, 2007 (page C-5) and “Diário Oficial do Estado de São Paulo”, editions of August 8 (page 7), August 9 (page 13) and August 10, 2007 (page 26), with the following AGENDA:

a)	the increasing of the limits for authorized capital from 2,000,000,000 to 4,000,000,000 book entry shares with no par value, being 2,000,000,000 common and 2,000,000,000 preferred shares;
b)	the stock split in a ratio of 100% of the existing 1,221,996,220 shares making up the subscribed capital stock, with no alteration in the monetary expression of the capital stock;
c)

the alteration of the wording of Article 3 (“caption sentence” and 3.1) of the Bylaws to register the new quantities of shares resulting from the preceding items and the consequent adjustment in the value of the minimum annual dividend assured to preferred shares.

With the signatures in the appropriate register indicating the presence of stockholders representing more than two thirds of the voting stock and, additionally with management and the company’s Fiscal Councilor, Dr. Alberto Sozin Furuguem present, the Meeting was declared in session. In accordance with the statutory provisions, the presidency was assumed by Dr. Henri Penchas, Senior Vice Chairman, who invited the stockholder, Carlos Roberto Zanelato, to act as secretary, thus completing the Meeting’s presiding officials.

Beginning the agenda, the President requested the Secretary to read the following:

“PROPOSAL OF THE BOARD OF DIRECTORS

Stockholders,

The Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A., with the purpose of improving share liquidity and a consequent adjustment in the value of market prices at a more attractive level for trading, believes it opportune to submit the following agenda for the examination and approval of the General Stockholders Meeting:

EXTRAORDINARY GENERAL MEETING OF AUGUST 27, 2007 OF BANCO ITAÚ HOLDING FINANCEIRA S.A.	Page 2

I –            INCREASE IN LIMITS OF AUTHORIZED CAPITAL

- increase in the limits of authorized capital from 2,000,000,000 to 4,000,000,000 of book entry shares with no par value, being 2,000,000,000 ordinary and 2,000,000,000 preferred shares;

II –	STOCK SPLIT

- to effect a stock split in a ratio of 100% of the existing 1,221,996,220 shares making up the subscribed capital stock, book entry shares increasing to 2,443,992,440 with no par value, being 1,253,000,512 common and 1,190,991,928 preferred shares, with no alteration in the monetary expression of the capital stock;

- as a consequence of this stock split:

➢	the stockholders shall receive 1 (one) new share for each existing share held of the same type;
➢

the monthly dividends shall be adjusted at the same ratio as the proposed stock split, that is, the payout changing from R$ 0.024 per share to R$ 0.012 per share, the new shares resulting from the stock split to enjoy full rights to any distribution of income which may be declared following the date of the General Stockholders’ Meeting convened for examining this proposal;

➢

the existing shares issued by Banco Itaú Holding Financeira S.A. shall continue to trade with stock split rights and the new shares, resulting from the split, shall be available for trading once due ratification of the General Meeting’s deliberations is received from the Central Bank of Brazil and to be the subject of an announcement to the market;

- simultaneously to the operation in the Brazilian Market, the securities traded in the International Market shall be split in a ratio of 100%, as follows:

➢	in the United States Market (NYSE), where currently each ADR- AmericanDep ositary Receipts represents 1 (one) preferred share, investors will receive 1 (one) new ADR for each ADR held;
➢	in the Argentinean Market (BCBA), where currently each CEDEAR– Certificadode DepósitoArgentino represents 1 (one) preferred share, investors will receive 1 (one) new CEDEAR for each CEDEAR held;

III -	ALTERATIONS TO THE BYLAWS

- as a result of the preceding items, to alter the wording in Article 3 (caption sentence and 3.1) of the Bylaws, to register the new quantities of shares and the consequent adjustment in the value of the minimum annual dividend assured to preferred shares, from R$ 0.055 per share to R$ 0.0275 per share, as follows:

‘Article 3 - CAPITAL AND SHARES – The capital stock is R$ 14,254,213,000.00 (fourteen billion, two hundred and fifty-four million, two hundred and thirteen thousand Reais), represented by 2.443.992.440 (two billion, four hundred and forty-three million, nine hundred and ninety-two thousand, four hundred and forty) book entry shares with no par value, of which 1.253.000.512 (one billion two hundred and fifty-three million, five hundred and twelve) common and 1.190.991.928 (one billion one hundred and ninety million, nine hundred and ninety-one thousand, nine hundred and twenty-eight) preferred shares with no voting rights but with the following advantages: I – priority in receiving a minimum non-cumulative annual dividend of R$ 0.0275 per share, to be restated in the event of a stock

EXTRAORDINARY GENERAL MEETING OF AUGUST 27, 2007 OF BANCO ITAÚ HOLDING FINANCEIRA S.A.	Page 3

split or reverse stock split; II – the right – in the event of the sale of a controlling stake – to be included in the public offering to acquire shares with a price equal to 80% (eighty percent) of the value paid for each share enjoying voting rights and comprising the controlling stockholding block, guaranteeing a dividend at least equal to that paid on the common shares.

3.1.

Authorized Capital - The company is authorized to increase its capital stock based on the decisions of the Board of Directors, independently of any change in the Bylaws, up to a limit of 4,000,000,000 (four billion) shares being 2,000,000,000 (two billion) common shares and 2,000,000,000 (two billion) preferred shares. Share issues through the Stock Exchanges, public subscription and exchange of shares via a public offering for the acquisition of control, may be effected irrespective of the preemptive rights of the pre-existing stockholders (Article 172 of Law 6,404/76).’

Finally it is proposed to publish the meeting’s minutes omitting the names of the Stockholders present according to the provisions of Paragraph 2, Article 130 of Law 6,404/76.

This is the proposal which we submit for the examination of Stockholders. São Paulo-SP, August 6, 2007. (signed) José Carlos Moraes de Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setúbal, Carlos da Câmara Pestana, Fernão Carlos Botelho Bracher, Geraldo José Carbone, Guilhermo Alezandro Cortina, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni - Directors.”

Finished the reading, the Proposal of the Board of Directors the President announced that the Fiscal Council had opined favorably on the proposal to modify the capital stock pursuant to Article 163, III, of Law 6,404/76;

The “Proposal of the Board of Directors”, together with the above information was then submitted for discussion and voting by the stockholders, being fully approved and with the dissenting vote of the shareholder Elizabeth Cruz de Oliveira. Subsequently, the President noted that as soon as the decisions of this Meeting had been ratified by the Central Bank of Brazil, the company would publish a Notice to Stockholders notifying the effectiveness date, as well as the date the new shares shall be available for negotiation.

With no further items on the agenda, the President thanked all for their presence, declaring the Meeting concluded and requesting the drafting of these minutes. These having been read and approved were signed by all the stockholders present. São Paulo-SP, August 27, 2007 (signed) Henri Penchas – President; Carlos Roberto Zanelato – Secretary;

ALFREDO EGYDIO SETUBAL

Investor Relations Officer